Mail 3561
                                                                    February
19, 2019


    Scott J. Lynn
    Chief Executive Officer
    Masterworks 001, LLC
    524 Broadway, 10th Floor
    New York, New York 10012

            Re:      Masterworks 001, LLC
                     Amendment No. 6 to Offering Statement on Form 1-A Filed January 30, 2019
                     File No. 024-10876

    Dear Mr. Lynn:

           We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

    General

        1. We note that your web-site has been revised to include a chart and information that shows the projected performance of Blue-chip Artworks and the S&P 500 in the section titled "Projected Performance." Please revise such information to ensure consistency with the disclosures in your Offering Circular. In this regard, please address the following:

                  Revise the time frame of the chart, as it appears to be inconsistent with your Offering
                  Circular. In this regard, we note that you expect to own the Paining for a five-to-ten year period.
                  Clarify, if true, that the time period used for the Blue-chip Artwork is the same as the time period used for the S&P 500 Growth projections. In this regard, we note your
 Scott J. Lynn
Masterworks 001, LLC
February 19, 2019
Page 2

          disclosure at the bottom of the chart that the S&P 500 Growth projected results are based on the average annual returns from January 1, 2000 to December 31, 2017.
          Clarify, if true, that you will only invest in Blue-chip Artwork, as your chart suggests.
          Expand your statement that "[t]he expected returns...[are] not a direct proxy for performance of any specific painting or the shares," to clarify that your expected returns may differ substantially from those in the chart.
          Revise the title of this section to clarify that the projected performance is not that of your shares.

       You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez, Staff Attorney, at 202-551-3792 or me at 202-551-3720 with any other questions.

                                                            Sincerely,

                                                            /s/ Jennifer L pez
for

                                                            Mara L. Ransom
                                                            Assistant Director
                                                            Office of Consumer
Products